Exhibit 99.2

ANNUAL MEETING OF SHAREHOLDERS OF LUXOFT HOLDING, INC September 8, 2017 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice, the Proxy Statement, the proxy card and the 2017 Annual Report are available at www.luxoft.com Please sign, date and mail your proxy card in the envelope provided as soon as possible. Please detach along perforated line and mail in the envelope provided. 00003333333330001000 0 090817 changes to the registered name(s) on the account may not be submitted via Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSAL NO. 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted "FOR" EACH NOMINEE in Proposal No. 1 and "FOR" Proposal No. 2. 1. Election of Directors: FOR AGAINST ABSTAIN Esther Dyson Glen Granovsky Marc Kasher Anatoly Karachinskiy Thomas Pickering Dmitry Loshchinin Sergey Matsotsky Yulia Yukhadi 2. RATIFICATION OF APPOINTMENT OF ERNST & YOUNG LLC AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDING MARCH 31, 2018. MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that this method. Signature of Shareholder Date: Signature of ShareholderDate:

- 0 LUXOFT HOLDING, INC Proxy for Annual Meeting of Shareholders on September 8, 2017 Solicited on Behalf of the Board of Directors The undersigned hereby appoints Glen Granovsky, Paul Simmons, and Natasha Ziabkina, and each of them, with full power of substitution and power to act alone, as proxies to vote all the ordinary shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders (the “2017 Annual Meeting”) of Luxoft Holding, Inc, to be held on September 8, 2017, at 10:00 a.m. (EST), at 100 Wall Street, Suite 503, New York, New York 10005, and at any adjournments or postponements thereof on the following matters, which are more fully described in the Notice and the Proxy Statement, dated on or about August 11, 2017, relating to the 2017 Annual Meeting. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no instructions are indicated with respect to a specific proposal or all proposals described below, this Proxy will be voted "FOR" each proposal. Any and all proxies given by the undersigned prior to this Proxy are hereby revoked. (Continued and to be signed on the reverse side.) 14475 1.1